26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong

Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	Ben James +852 3761 3412 ben.james@kirkland.com

VIA EDGAR

February 8, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn: Loan Lauren Nguyen / Timothy S. Levenberg

Re:	Catcha Investment Corp
Registration Statement on Form S-1
Filed January 25, 2021
File No. 333-252389

Dear Ms. Nguyen and Mr. Levenberg:

On behalf of Catcha Investment Corp (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 4, 2021, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed on January 25, 2021

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amendment No. 1 to its Registration Statement on Form S-1 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form S-1 filed 1/25/2021

Principal Shareholders, page 127

1.

Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Catcha Holdings LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

In response to the Staff’s comment, the Company has revised its disclosure on page 127 of the Revised Registration Statement.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Guang Li3 | Mengyu Lu3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan8 | Nicholas A. Norris6 | Paul S. Quinn | Michael D. Rackham6 | Fergus A. Saurin6 | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS: Gautam Agarwal6 | Michelle Cheh7 | Daniel Dusek3 | James A. Hill6 | Ju Huang3 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | Jiayuan Yu3 | David Zhang3

ADMITTED IN: 1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Victoria (Australia); 8 New South Wales (Australia);# non-resident

Bay Area Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Paris Shanghai Washington, D.C.

U.S. Securities & Exchange Commission

February 8, 2021

Index to Financial Statements, page F-1

2.

Given that you have selected a fiscal year-end of December 31, it appears that you will need to update your financial statements through December 31, 2020 if your filing is not effective prior to February 17, 2021, to comply with Rule 8-08 of Regulation S-X.

The Company is aware of this deadline under Rule 8-08, and wishes to advise the Staff that it intends for the Registration Statement to be effective prior to February 17, 2021. If the Registration Statement does not become effective prior to February 17, 2021, the Company will update the financial statement through December 31, 2020 in an amendment to the Registration Statement.

Exhibit 4.4 Warrant Agreement, page 19

3.

The warrant agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the exclusive forum for actions relating to the agreement, but it states it does not apply “to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” However, disclosure in a risk factor at page 62 states that “these provisions of the warrant agreement will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.” Elsewhere in the risk factor and filing, you disclose that “any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York.” Please reconcile the disclosures. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the provision in the warrant agreement states this clearly.

In response to the Staff’s comments, the Company has revised its disclosure on page 143 of the Revised Registration Statement and the terms of Exhibit 4.4 to clarify that the exclusive forum provisions do not apply to claims under the Securities Act or the Exchange Act.

* * * * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at ben.james@kirkland.com or by telephone at +852-3761-3412, or Christian O. Nagler at christian.nagler@kirkland.com, or by telephone at +1-212-446-4660.

U.S. Securities & Exchange Commission

February 8, 2021

Sincerely,

/s/Ben James

cc:	Patrick Grove, Chairman and Chief Executive Officer